FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   March 07, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 6, 2006	NEWS RELEASE 06–02	MAE – TSX MNG – AMEX

Miramar Announces that the Nunavut Impact Review Board
Makes Positive Recommendation on Doris North Project

VANCOUVER — Miramar Mining Corporation is pleased to announce today that the Nunavut Impact Review Board (the “NIRB”) has issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report completes the environmental impact assessment conducted by the NIRB under Part 5 of Article 12 of the Nunavut Land Claims Agreement. The NIRB report requires acceptance by the Minister before the NIRB can issue a project certificate. The NIRB reviewed the Environmental Impact Statement on the Doris North Project (the “EIS”) submitted by Miramar Hope Bay Ltd. (a wholly owned subsidiary of Miramar Mining Corporation) and conducted public hearings in Cambridge Bay, Nunavut during the week of January 30 – February 3, 2006.

“The NIRB’s recommendation represents a significant milestone for our company and for the communities of Nunavut that will directly benefit from the Doris North project,” said Tony Walsh, President and CEO of Miramar Mining Corporation. “We appreciate the very thorough review conducted by the NIRB and the support shown for the project by the local communities and Inuit organizations. Pending acceptance of the NIRB report by the Minister and the issuance of a project certificate by the NIRB, we will look forward to working with the various agencies and stakeholders to obtain the individual permits and licences required to put the Doris North project into production. Miramar will also continue with its work to bring forward future phases of production from the Hope Bay belt.”

The NIRB report recommends that the project proceed subject to certain terms and conditions. Miramar has completed a preliminary review of these terms and conditions and believes that Miramar will be able to satisfy them. The NIRB will be posting its report on its website at www.nirb.nunavut.ca or on its FTP site at www.ftp.nunavut.ca\nirb.

In order to construct, operate and close the Doris North Project, Miramar will require permits, authorizations and agreements under regulatory processes from various authorities and organizations, including a water licence from the Nunavut Water Board, an Inuit Impact and Benefits Agreement with the Kitikmeot Inuit Association (an agreement in principle is in place), an authorization from the Department of Fisheries and Oceans, an amendment to Schedule 2 of the Metal Mining Effluent Regulations, and various other leases and authorizations. These authorities and organizations participated in the NIRB hearings.

Production Timeline

Miramar had initially targeted production for Doris North to commence in 2007. This was contingent on receiving all permits and licenses in a manner that would allow mobilizing during the 2006 shipping season. Miramar now anticipates that permits should be obtained in 2006 in order to permit shipping of equipment to Hope Bay in the summer of 2007, enabling production to commence in 2008.

Hope Bay Project

The Doris North project will be the first operating mine from within the broader Hope Bay project. The Hope Bay project is 100% owned by Miramar, extends over 1,000 sq.km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

For more information on Miramar Mining Corporation and its projects visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to future permitting, future production from the Doris North Project, work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential”, “hope” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the estimation of gold reserves and resources; the need for continued cooperation with governmental agencies and the possibility that required permits may not be obtained in a timely manner or at all; and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:   (604) 980-0731
Toll Free:  1-800-663-8780
Email:   info@miramarmining.com